Exemption #82-1941

VECTOR

COPY

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

02028754

E-mail: flacireno@vectorlaw.com
Our File No. 1143

VIA SEDAR

April 12, 2002

SUPPL

Attention: Manager, Information and Records

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Dear Sirs:

re: Pacific Amber Resources Ltd. (the "Company")
News Release - Incentive Stock Options

In accordance with Section 85 of the Securities Act (British Columbia), enclosed, for your files, is a copy of a news release, dated April 11, 2002.

We advise that in order to meet the dissemination requirements of the Canadian Venture Exchange, on behalf of the Company, a copy of the said news release has been forwarded to the following commercial news disseminators:

Vancouver Stockwatch Magazine

Market News

Yours very truly,
VECTOR Corporate Finance Lawyers

Per:
"Fina Lacireno"
Fina Lacireno
Legal Assistant

ftl
Encl.

cc: Pacific Amber Resources Ltd. (Attn: Hiro Ogata)
Alberta Securities Commission, w/encl. – via SEDAR
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager, w/encl.)
Securities & Exchange Commission (Attn: Division of Corporate Finance - Exemption No.82-1941, w/encl.)

dlw 5/2

p:\clients\1-sedar\pac-amb\news-rel\2002\sob-ltl.doc

PACIFIC AMBER RESOURCES LTD.
1410, 540 – 5th Avenue SW
Calgary, Alberta
T2P 0M2
Tel. (403) 262-8666 Fax (403) 262-8796

Canadian Venture Exchange Trading Symbol - PCR

April 11, 2002

NEWS RELEASE

Pacific Amber Resources Ltd. provides Corporate update

Edward C. McFeely, Senior Vice-President Oil & Gas of Pacific Amber Resources Ltd. (the "Company"), announces that the Company has entered into additional joint venture agreements for the drilling of 2 oil and gas prospects. These prospects are located in central Alberta and both target light sweet crude oil at medium drilling depths.

The Company raised $1.38 million in flow through funds during 2001. To date, approximately $470,000, or just over 1/3 of these funds have been expended in the drilling of three wells on prospects in which the Company had an interest.

The first prospect, a new pool wildcat targeting light (32 API) oil in the Leduc formation at a depth of approximately 1715 meters (5625 feet) in the Wood River area of central Alberta, encountered a significant hydrocarbon column and was cased. The well was completed and production tested indicating the presence of an oil reservoir. The well needs further consideration and expenditures to deal with excessive water production which is interpreted to be associated with a faulty completion. A pipeline in the area that has the capability to move oil from this prospect to a central facility is expected to be constructed during the summer of this year.

The second prospect, a new pool wildcat in the Fox Creek area at west central Alberta was drilled on budget. Upon reaching total depth, the Company elected not to participate in the casing of the well, and instead sold it's interest to a third party for the sum of $25,000. The Company has no further interest in this prospect.

The third prospect, a shallow multi-zones gas test in the Joarcam area, in which the Company paid 60% of the well costs in order to earn a 50% interest in the well and lands, was drilled and abandoned. The Company's share of the well costs was approximately $115,000.

The new joint ventures target oil and gas prospects in central and south-central Alberta. The first prospect, located near Wizard Lake, targets oil in the Leduc formation at a depth of approximately 2100 meters from a 3D seismically defined feature located directly between two large Leduc oilfields. The Company will pay seismic processing costs and 25% of the costs of drilling a test well to earn a 25% interest in the prospect, which includes 640 gross acres of land. The location also has potential for gas production from shallower horizons. This well is expected to spud during the summer after regulatory approvals have been obtained. The gross cost of a cased well is expected to be in the range of $600,000, with the Company's 25% share being $150,000.

The second prospect is located near Vauxhall, Alberta. The Company has agreed to pay 33.3% of the costs of drilling an exploration well targeting oil in the Nisku Arcs formation to earn a 33.3% interest subject to a 5-15% sliding scale royalty before payout convertible to a 16.67% working interest after payout. The Arcs prospect, which is seismically defined and is surrounded in all directions by other Arcs oil pools, is located at a depth of approximately 1400 meters. The Company's share of the well costs is expected to be around $150,000. The well will earn a 16.67% interest in 1.5 gross sections of land, which may have potential for additional drilling locations.

Continued from page 1

The Company is currently reviewing additional joint ventures opportunities and is also pursuing a number of acquisitions. The Company currently produces about 40 boe/d and has over $27.0 million in tax pools.

On behalf of the Board,
Pacific Amber Resources Ltd.

"Edward C. McFeely"

E.C. (Ted) McFeely,
Senior Vice President Oil & Gas

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.